October 15, 2019

Sonny Oh, Esquire
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:  T. Rowe Price International Funds, Inc.

 File Nos.: 002-65539, 811-2958

 Post-Effective Amendment No. 183

Dear Mr. Oh:

I am counsel to T. Rowe Price Associates, Inc., which serves as the sponsor and investment adviser to all outstanding series of the above-referenced registrant. The registrant proposes to file the above-referenced Post-Effective Amendment to its registration statement pursuant to Rule 485(b) under the Securities Act of 1933.

I have reviewed the amendment to the registration statement and represent that it does not contain disclosures that, in my opinion, would render the amendment ineligible to become effective pursuant to Rule 485(b).

Sincerely,

/s/Vicki S. Horwitz
Vicki S. Horwitz
Vice President and Legal Counsel, T. Rowe Price Associates, Inc.